December 12, 2019

Daniel Jackson
Chief Financial Officer
Strategic Education, Inc.
2303 Dulles Station Boulevard
Herndon, VA 20171

       Re: Strategic Education, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 1, 2019
           Form 8-K Filed November 7, 2019
           File No. 000-21039

Dear Mr. Jackson:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Consolidated Financial Statements
Consolidated Balance Sheets, page 77

1. Please separately disclose accounts payable and accrued expenses. Also, disclose the significant components of accrued expenses, as required. Refer to Rules 5-02.19 and
      .20 of Regulation S-X.
 Daniel Jackson
Strategic Education, Inc.
December 12, 2019
Page 2
Form 8-K Filed November 7, 2019

Exhibit 99.1
Non-GAAP Financial Measures
Unaudited Reconciliation of Non-GAAP Financial Measures
Adjusted Income From Operations, Adjusted Net Income, and Adjusted EPS, page 9

2. In reconciling non-GAAP amounts to GAAP amounts, you present a full non-GAAP income statement. Please tell us how you considered the guidance in Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 with any questions.



FirstName LastNameDaniel Jackson                            Sincerely,
Comapany NameStrategic Education, Inc.
                                                            Division of
Corporation Finance
December 12, 2019 Page 2                                    Office of Trade &
Services
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